ASSET PATENT PURCHASE AGREEMENT

THIS ASSET PATENT PURCHASE AGREEMENT ("Agreement") is entered into as of October 8, 2024 by and among ZenaTech, Inc., a British Columbia corporation and ZenaDrone, Inc., a Wyoming Corporation, ("Buyer"), and Epazz, Inc., a Wyoming Corporation and Shaun Passley, Inventor ("Seller"). Buyer and Seller shall individually be referred to as a "Party" and collectively be referred to herein as the "Parties."

RECITALS:

A. Upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, assign, convey and transfer to Buyer, and Buyer desires to purchase and acquire from Seller, Design Patent USD1005883S1. In addition, the parties have agreed to purchase any future Design Patent related to ZenaDrone 1000 product.

NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements hereinafter set forth, and each intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS

Assets To Be Acquired. Design Patent USD1005883S1. The Buyer shall issue 6,000 Super Voting Shares of ZenaTech, Inc. The allocation of the 6,000 Super Voting Shares shall be 5,000 to Epazz, Inc. and 1,000 to Shaun Passley. In additional 500,000 of ZenaTech, Inc. Preferred shares with stating value of $3.00 USD per share. The allocation of the Preferred Shares shall be 500,000 to Epazz, Inc. and 100,000 to Shaun Passley. For future issue Design Patent(s) related to ZenaDrone 1000 product, the parties agreed to issue 6,000 Super Voting Shares, which will be allocation as 5,000 Super Voting Shares to Epazz, Inc. and 1,000 to Shaun Passley. In additional 500,000 of ZenaTech, Inc. preferred shares with stating value of $3.00 USD per share. The allocation of the Preferred Shares shall be 500,000 to Epazz, Inc. and 100,000 to Shaun Passley.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the date hereof, and as of the Closing Date, as follows:

Section 2.1 Organization. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Wyoming, and has the requisite corporate power and authority to own, operate or lease the properties that Buyer requires to carry on its businesses in all material respects as such is now being conducted.

Section 2.2 Corporate Authorization.

Section 2.2.1 Authority. Buyer has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding obligation of Buyer, enforceable in accordance with its

terms. This Agreement and all transactions contemplated hereby have been duly authorized by all requisite corporate authority and all corporate proceedings required to be taken by the Buyer to authorize and to carry out this Agreement and the transactions contemplated hereby have been duly and properly taken. The execution and delivery of this Agreement and the performance by the Buyer of its obligations hereunder will not conflict with or violate any provisions of, or result in a default or acceleration of any obligation under, any mortgage, lease, contract, agreement, indenture, or other instrument or undertaking, or other instrument or undertaking or any order, decree or judgment to which the Buyer is a party or by which it or its property is bound.

Section 2.2.2 No Breach or Violation. Execution, delivery and performance of this Agreement by Buyer and consummation of the transactions contemplated hereby will not cause a breach or default or otherwise conflict with any term or provision of the following: (a) Buyer's Certificate of Incorporation or By-laws; (b) any court or administrative order, writ or injunction or process, or any consent decree to which Buyer is a party or is bound (i) where such violation, breach or default would have a material adverse effect on the business, results of operations or financial condition of Buyer, or (ii) except as to which required consents, amendments or waivers shall have been obtained by Buyer prior to the Closing for any such violation, breach or default.

ARTICLE III

ARTICLE IV
MISCELLANEOUS

Section 4.1 Expenses. Except as otherwise provided in this Agreement, Buyer shall pay Buyer's own costs and expenses (including all legal, accounting, broker, finder and investment banker fees) relating to this Agreement, the negotiations leading up to this Agreement, and the closing of the transaction contemplated by this Agreement. Seller shall pay all liabilities of Seller and of Principal for costs and expenses (including but not limited to legal fees, paralegal fees, CPA fees, and similar expenses) that Seller and Principal have incurred in connection with the consummation of the transaction contemplated hereby

Section 4.2 Amendment. This Agreement shall not be amended or modified except by a writing duly executed by Seller and Buyer.

Section 4.3 Entire Agreement. This Agreement, including the Exhibits hereto and the Schedules delivered hereunder, contain all of the terms, conditions and representations and warranties agreed upon by the Parties relating to the subject matter of this Agreement and supersede all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter.

Section 4.4 Notices. All notices, requests, demands and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery, if delivered by hand or by telex or telecopy (with machine confirmation) to the persons identified below, or three (3) days after mailing if mailed by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to Buyer:

ZenaTech, Inc.
69 Yonge St. Suite 1403
Toronto, ON M5E 1K3
via

With a copy to: Shaun Passley

If to Seller: Epazz, Inc.
55 E. Jackson Blvd. Suite 1005
Chicago, IL 60604

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section. Copies to counsel shall not constitute notice.

Section 4.5 Severability. If any term, provision, condition or covenant of this Agreement or the application thereof to any party or circumstances shall be held to be invalid or unenforceable to any extent in any jurisdiction, then the remainder of this Agreement and the application of such term, provision, condition or covenant in any other jurisdiction or to persons or circumstances other than those as to whom or which it is held to be invalid or unenforceable, shall not be affected thereby, and each term, provision, condition and covenant of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

Section 4.6 Cumulative Remedies. The remedies provided herein are cumulative and not exclusive and shall not preclude assertion by either party hereto of any other rights or the seeking of any other remedies against the other party.

Section 4.7 Waiver. Waiver of any term or condition of this Agreement by either of the respective Parties shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition, of this Agreement.

Section 4.8 Successors and Assigns. The rights, liabilities and obligations of the Parties hereto arising under this Agreement shall attach to and be binding upon the respective Parties' successors and assigns.

Section 4.9 Assignment. This Agreement shall not be assignable by Seller without first having obtained the prior written consent of the Buyer, which shall not be unreasonably withheld or unduly delayed.

Section 4.10 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity who is not a party to this Agreement.

Section 4.11 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

Section 4.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York and of the United States without giving effect to the doctrine of conflicts of laws.

Section 4.13 Attorneys' Fees. In the event any proceeding is instituted by any of the Parties hereto for the enforcement of any of the rights or remedies in and under this Agreement, the party in whose favor an award shall be rendered shall be entitled to recover from the losing party or parties all costs reasonably incurred by said prevailing party in said action, including, but not limited to, reasonable attorneys' fees and court costs.

Section 4.14 JURISDICTION AND VENUE. THE PARTIES HEREBY AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING DIRECTLY OR INDIRECTLY OUT OF THIS AGREEMENT SHALL BE LITIGATED IN THE SUPERIOR COURT OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW YORK. THE PARTIES HEREBY EXPRESSLY SUBMIT AND CONSENT IN ADVANCE TO SUCH EXCLUSIVE JURISDICTION IN ANY ACTION OR PROCEEDING.

Section 4.15 EXECUTION AND DELIVERY

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement with legal and binding effect as of the date and year first above written.

ZenaTech, Inc., Buyer

/s/ James Sherman

By: James Sherman, CFO

ZenaTech, Inc., Buyer

/s/ Craig Passley

By: Craig Passley, Corporate Secretary

Inventor

/s/ Shaun Passley

Shaun Passley, Individually

Epazz, Inc., Seller

/s/ Shaun Passley

By: Shaun Passley, President